UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-51907
Cusip Number: 45338E107

NOTIFICATION OF LATE FILING

(Check One):	X Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q __ Form N-SAR

For Period Ended: December 31, 2014
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________________ Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Independence Bancshares, Inc.
Full Name of Registrant

500 East Washington Street
Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29601
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Independence Bancshares, Inc. (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) was not able to timely file its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) by March 31, 2015 without unreasonable effort and expense because the Company’s independent registered public accountants need additional time to complete its audit of the Company’s financial statements for the year ended December 31, 2014. The Company anticipates that it will file the Form 10-K within the fifteen-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martha L. Long	(864)	672-1776
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                       ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management currently estimates that the Company will report a net loss for the year ended December 31, 2014 of $6,500,256, or $0.32 per common share, an increase in loss of $472,507, or 7.8%, compared to a net loss of $6,027,749 for the year ended December 31, 2013, or $0.30 per common share. Although the Company’s wholly-owned banking subsidiary, Independence National Bank (the “Bank”) was profitable for the year, the Company’s increase in net loss for the year was primarily driven by an increase in non-interest expenses. Specifically, management anticipates the Company to report that product research and development increased $1.9 million to $4.9 million, real estate owned activity decreased $938,963 to $651,038, which includes expenses to carry other real estate owned, gains and losses on sales of other real estate owned, and write-downs on other real estate owned, and compensation and benefits expenses increased $77,337 to $2,634,902, which includes expenses related to additional stock options granted and the filling of open positions during the year.

Management currently estimates that the Company will report that cash balances, independent of the Bank, were $288,440 and its loans and real estate held for sale (which serve as collateral for the Company’s note payable of $600,000) were $1.2 million at December 31, 2014 compared to cash balances of approximately $2.4 million and real estate held for sale of $2.8 million at December 31, 2013. In addition, management anticipates the Company to report that accrued and other liabilities (including the note payable of $600,000), independent of the Bank, were $3.1 million at December 31, 2014 compared to $530,741 at December 31, 2013. The decrease in liquid assets of approximately $2.1 million and the increase in payables of $2.6 million is due primarily to expenses incurred related to the Company’s transaction services business segment.

However, we are still finalizing our audited consolidated financial statements and related disclosures for the year ended December 31, 2014, and our actual results for the period ended December 31, 2014 may differ from our current estimates.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and as such, may involve risks and uncertainties. These forward-looking statements relate to our financial condition. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

Independence Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2015	By:	/s/ Martha L. Long
Martha L. Long
Chief Financial Officer